                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                            DAVCO RESTAURANTS, INC.
                       --------------------------------
                               (Name of Issuer)


                         COMMON STOCK, PAR VALUE $.001
                       --------------------------------
                        (Title of Class of Securities)


                                 238 330 10 4
                       --------------------------------
                                (CUSIP Number)


HELENE B. SHAVIN, CITICORP VENTURE CAPITAL, LTD., 399 PARK AVENUE, NEW YORK, NEW
                                  YORK  10043
--------------------------------------------------------------------------------
 Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               SEPTEMBER 5, 1997
                  ------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-a(a) for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 13 pages

CUSIP No. 238330 104                13D                      Page 2 of 13 Pages

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Citicorp                          13-2614988

================================================================================
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [x]




                                                                         (b) [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY

================================================================================
4  SOURCE OF FUNDS*

   00

--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or (e)    [x]


================================================================================
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware

================================================================================
                7  SOLE VOTING POWER

                   3,133,049

                ================================================================
                8  SHARED VOTING POWER

                   None
 NUMBERS OF     ================================================================
   SHARES
BENEFICIALLY    9  SOLE DISPOSITIVE POWER
  OWNED BY
    EACH           3,133,049
 REPORTING
PERSON WITH     ================================================================
                10 SHARED DISPOSITIVE POWER

                   None

================================================================================
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    None, except through its wholly-owned subsidiary, Citibank, N.A., and its wholly-owned subsidiary, Citicorp Venture Capital Ltd.
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

================================================================================
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    See Line 11, above.

================================================================================
14  TYPE OF REPORTING PERSON*
    HC
--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 238330 104                13D                      Page 3 of 13 Pages

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Citibank, N.A.                    13-5266470

================================================================================
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [x]




                                                                         (b) [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY

================================================================================
4  SOURCE OF FUNDS*

   00

--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or (e)    [x]


================================================================================
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   A national banking association.

================================================================================
                7  SOLE VOTING POWER

                   3,133,049

                ================================================================
                8  SHARED VOTING POWER

                   None
 NUMBERS OF     ================================================================
   SHARES
BENEFICIALLY    9  SOLE DISPOSITIVE POWER
  OWNED BY
    EACH           3,133,049
 REPORTING
PERSON WITH     ================================================================
                10 SHARED DISPOSITIVE POWER

                   None

================================================================================
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    None, except through its wholly-owned subsidiary, Citicorp Venture Capital Ltd.
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

================================================================================
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    See Line 11, above.

================================================================================
14  TYPE OF REPORTING PERSON*
    BK
--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 238330 104                13D                      Page 4 of 13 Pages

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Citicorp Venture Capital Ltd.            13-2598089

================================================================================
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [x]




                                                                         (b) [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY

================================================================================
4  SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or (e)    [ ]


================================================================================
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   New York

================================================================================
                7  SOLE VOTING POWER

                   3,133,049

                ================================================================
                8  SHARED VOTING POWER

                   None
 NUMBERS OF     ================================================================
   SHARES
BENEFICIALLY    9  SOLE DISPOSITIVE POWER
  OWNED BY
    EACH           3,133,049
 REPORTING
PERSON WITH     ================================================================
                10 SHARED DISPOSITIVE POWER

                   None

================================================================================
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,133,049
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]

================================================================================
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    44.51%

================================================================================
14  TYPE OF REPORTING PERSON*
    CO
--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 238330 104                13D                      Page 5 of 13 Pages

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Ronald D. Kirstien SS ####-##-####

================================================================================
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [x]




                                                                         (b) [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY

================================================================================
4  SOURCE OF FUNDS*

   00

--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or (e)    [x]


================================================================================
6  CITIZENSHIP OR PLACE OF ORGANIZATION



================================================================================
                7  SOLE VOTING POWER

                   483,038

                ================================================================
                8  SHARED VOTING POWER

                   None
 NUMBERS OF     ================================================================
   SHARES
BENEFICIALLY    9  SOLE DISPOSITIVE POWER
  OWNED BY
    EACH           483,038
 REPORTING
PERSON WITH     ================================================================
                10 SHARED DISPOSITIVE POWER

                   None

================================================================================
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    483,038
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]

================================================================================
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    6.86%

================================================================================
14  TYPE OF REPORTING PERSON*     IN

--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 238330 104                13D                      Page 6 of 13 Pages

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Harvey Rothstein      SS ####-##-####

================================================================================
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [x]




                                                                         (b) [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY

================================================================================
4  SOURCE OF FUNDS*



--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or (e)    [x]


================================================================================
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States

================================================================================
                7  SOLE VOTING POWER

                   297,157.67

                ================================================================
                8  SHARED VOTING POWER

                   None
 NUMBERS OF     ================================================================
   SHARES
BENEFICIALLY    9  SOLE DISPOSITIVE POWER
  OWNED BY
    EACH           297,157.67
 REPORTING
PERSON WITH     ================================================================
                10 SHARED DISPOSITIVE POWER

                   None

================================================================================
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    297,157.67
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]

================================================================================
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.22%

================================================================================
14  TYPE OF REPORTING PERSON       IN

--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 238330 104                13D                      Page 7 of 13 Pages

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Jonathan A. Rothstein           SS ####-##-####

================================================================================
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [x]




                                                                         (b) [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY

================================================================================
4  SOURCE OF FUNDS*



--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or (e)    [x]


================================================================================
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States

================================================================================
                7  SOLE VOTING POWER

                   83,333.33

                ================================================================
                8  SHARED VOTING POWER

                   None
 NUMBERS OF     ================================================================
   SHARES
BENEFICIALLY    9  SOLE DISPOSITIVE POWER
  OWNED BY
    EACH           83,333.33
 REPORTING
PERSON WITH     ================================================================
                10 SHARED DISPOSITIVE POWER

                   None

================================================================================
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    83,333.33
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]

================================================================================
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.18%

================================================================================
14  TYPE OF REPORTING PERSON       IN

--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 238330 104                                          Page 8 of 13 pages

      This Statement on Schedule 13D is being filed pursuant to Rule 13d-1(b)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") to reflect the formation of a group by the Reporting Persons with the purpose of effecting a change of control of the issuer in which the Reporting Persons would acquire, through a merger transaction with a company formed by them, all of the Company's issued and outstanding common stock, par value $.001 per share.

 Item 1.  Security and Issuer
 -------  -------------------

           This Statement relates to shares of common stock, par value $.001 per share (the "Shares"), of Davco Restaurants, Inc., a Delaware corporation (the "Company").

           The address of the Company's principal executive office is: 1657 Crofton Boulevard, Crofton, MD 21114

 Item 2.   Identity and Background
 -------   -----------------------

           (a) This Statement constitutes the joint filing of Schedule 13D by
 (1) Citicorp, a Delaware corporation ("Citicorp"), (2) Citibank, N.A., a national banking association ("Citibank"), (3) Citicorp Venture Capital, Ltd., a New York corporation ("CVC"), (4) Ronald D. Kirstien ("Kirstien"), (5) Harvey Rothstein ("H. Rothstein") and (6) Jonathan A. Rothstein ("J. Rothstein", and together with Citicorp, Citibank, CVC, Kirstien and H. Rothstein, the "Reporting Persons"). This statement relates to the formation of a group by the Reporting Persons for the purposes of making a proposal to the Company's board of directors whereby a company formed by the Reporting Persons would acquire all of the Company's issued and outstanding shares of common stock. A list of the directors and executive officers of Citicorp, Citibank and CVC is attached hereto as Annex A.

           Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person has responsibility for the accuracy or completeness of the information supplied by another Reporting Person and each Reporting Person agrees that this Statement is filed on behalf of such Reporting Person only.

           The Reporting Persons may be deemed to constitute a "group" for the purpose of Rule 13d-3 of the Exchange Act.

           (b) The address of the principal business office of each Reporting Person is as follows:

Reporting Person                   Address
------------------------  -------------------------
          Citicorp        399 Park Avenue
                          New York, New York  10043

          Citibank        399 Park Avenue
                          New York, New York  10043

          CVC             399 Park Avenue
                          New York, New York  10043

          Kirstien        1657 Crofton Boulevard
                          Crofton, MD  21114

          H. Rothstein    1657 Crofton Boulevard
                          Crofton, MD  21114

          J. Rothstein    1657 Crofton Boulevard
                          Crofton, MD  21114


           (c) Citibank is a wholly-owned subsidiary of Citicorp. Citibank is principally engaged in the general banking business and Citicorp is a multi-bank holding company principally engaged, through its subsidiaries, in the general financial services business.

           Kirstien is presently President and Chief Executive Officer of the Company.

CUSIP NO. 238330 104                                Page 9 of 13 pages

           H. Rothstein is presently Executive Vice President of the Company.

           J. Rothstein has no association with the Company other than as a shareholder.

          (d) During the last five years, none of the Reporting Persons, and to the knowledge of each Reporting Person, as applicable, none of the executive officers or directors of such Reporting Person, as applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Except as described herein, during the last five years, none of the Reporting Persons, and to the knowledge of each Reporting Person, none of the executive officers or directors of such Reporting Person, as applicable, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal and state securities laws or finding any violation with respect to such laws. In 1992 Citibank consented to orders issued by the Securities and Exchange commission ("SEC") and the Comptroller of the Currency, without admitting or denying allegations and findings, with respect to findings that Citibank violated certain securities laws in its role as a transfer agent with respect to the proper safeguarding and destruction of canceled securities certificates. The orders, and related facts and circumstances, were described in Current Reports on Form 8-K, dated July 21, 1992, and January 19, 1993, that Citicorp previously filed with the SEC.

          (f) Citicorp is a Delaware corporation. Citibank is a national banking association. CVC is a New York corporation. Except as otherwise indicated on Annex A, to the knowledge of Citicorp, Citibank and CVC, each
             -------
executive officer and director of such Reporting Person is a citizen of the United States.

           Kirstien, H. Rothstein and J. Rothstein are citizens of the United States.

Item 3.  Source and Amount of Funds
-------  --------------------------

          The Shares beneficially owned by CVC were issued in August 1993 in exchange for common stock acquired by CVC in February, 1993 in exchange for certain preferred stock issued by the Company to a CVC affiliate in connection with a loan made in 1987. No cash consideration has been paid by CVC to the Company for its Shares.

          250,000 of the 483,038 Shares beneficially owned by Kirstien are Shares Kirstien was issued in August 1993 in settlement of certain litigation with the Company. The remaining 233,038 Shares held of record by Kirstien were issued pursuant to management stock options. No cash consideration has been paid by Kirstien to the Company for his Shares.

          166,666.67 of the 297,157.67 Shares beneficially owned by H. Rothstein are Shares H. Rothstein was issued in August 1993 in settlement of certain litigation with the Company. The remaining 130,491 Shares are held of record by
H. Rothstein were issued pursuant to management stock options. No cash consideration has been paid by H. Rothstein to the Company for his Shares.

          The 83,333.33 Shares beneficially owned by J. Rothstein are Shares J. Rothstein was issued in August 1993 in settlement of certain litigation with the Company. No cash consideration has been paid by J. Rothstein to the Company for his Shares.

Item 4.  Purpose of Transaction
-------  ----------------------

          On September 5, 1997, the Reporting Persons submitted a proposal to the Board of Directors of the Company whereby a company formed by the Reporting Persons would acquire, in a merger transaction (the "Merger") all of the Company's issued and outstanding common stock, par value $.001 per share, for cash consideration of $18.00 to $20.00 per share. The proposal is subject to customary conditions, including the negotiation of a definitive merger agreement satisfactory to the Company and the Reporting Persons, regulatory approvals, procurement of financing and approval of the Company's Board of Directors.

          As a result of the Merger, the Company's Shares would be delisted from the American Stock Exchange and deregistered under Section 12 of the Exchange Act.

Item 5.  Interest in Securities of Issuer
-------  --------------------------------

          (a) CVC is the beneficial owner of 3,133,049 Shares or approximately 44.51% of the issued and outstanding Shares. CVC disclaims beneficial ownership of any Shares beneficially owned by the other Reporting Persons.

          Kirstien is the beneficial owner of 483,038 Shares or approximately 6.86% of the issued and outstanding Shares. Kirstien disclaims beneficial ownership of any Shares beneficially owned by the other Reporting Persons.

CUSIP NO. 238330 104                                Page 10 of 13 pages

          H. Rothstein is the beneficial owner of 297,157.67 Shares or approximately 4.22% of the issued and outstanding Shares. Rothstein disclaims beneficial ownership of any Shares beneficially owned by the other Reporting Persons.

          J. Rothstein is the beneficial owner of 83,333.33 Shares or approximately 1.18% of the issued and outstanding Shares. Rothstein disclaims beneficial ownership of any Shares beneficially owned by the other Reporting Persons.

          (b) CVC has the sole power to vote 3,133,049 Shares and sole power to dispose of 3,133,049 Shares.

          Kirstien has the sole power to vote 483,038 Shares and sole power to dispose of 483,038 Shares.

          H. Rothstein has the sole power to vote 297,157.67 Shares and sole power to dispose of 297,157.67 Shares.

          J. Rothstein has the sole power to vote 83,333.33 Shares and sole power to dispose of 83,333.33 Shares.

           (c)  Not Applicable.

           (d)  Not Applicable.

           (e)  Not Applicable.


 Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
 -------  ---------------------------------------------------------------------
 to Securities of the Issuer
 ---------------------------

           To the extent such information was available on the date hereof, to the knowledge of each Reporting Person on the date hereof, except as set forth herein or in the Exhibits, if any, filed herewith, no Reporting Person nor any of its directors or executive officers, as applicable, has any other contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss or the giving or withholding of proxies.

 Item 7.  Materials to Be Filed as Exhibits
 -------  ---------------------------------


           Exhibit 1 Joint Filing Agreement, dated September 19, 1997, between CVC, Citibank, Citicorp, Kirstien, H. Rothstein and J. Rothstein.

CUSIP NO. 238330 104                                Page 11 of 13 pages


                                   SIGNATURE



           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



 September 21, 1997                  CITICORP

                                     By:  /s/ Patricia K. Perlman
                                          -----------------------
                                          Patricia K. Perlman
                                          Assistant Secretary, Citicorp


                                     CITIBANK, N.A.

                                     By:  /s/ Patricia K. Perlman
                                          -----------------------
                                          Patricia K. Perlman
                                          Vice President, Citibank, N.A.


                                     CITICORP VENTURE CAPITAL, LTD.

                                     By:  /s/ Helene B. Shavin
                                          --------------------
                                          Helene B. Shavin
                                          Assistant Vice President



                                     /s/ Ronald D. Kirstien
                                     -------------------------
                                          Ronald D. Kirstien



                                     /s/ Harvey Rothstein
                                     -----------------------
                                          Harvey Rothstein



                                     /s/ Jonathan A. Rothstein
                                     -------------------------
                                       Jonathan A. Rothstein

                              Annex A
                              -------

Citicorp
--------

Directors                            Executive Officers
---------                            ------------------

Alain J.P. Belde (Brazil)            William I. Campbell (Canada)

D. Wayne Calloway                    Paul J. Collins

Paul J. Collins                      Edward Horowitz

Kenneth T. Derr                      Thomas E. Jones (England)

John M. Deutch                       Charles E. Long

Reuben Mark                          Dionisio R. Martin (Argentina)

Richard D. Parsons                   Robert A. McCormack

John S. Reed                         Victor J. Menezes (India)

William R. Rhodes                    Lawrence R. Phillips

Rozanne L. Ridgeway                  John S. Reed

H. Onno Ruding (Netherlands)         William R. Rhodes

Robert B. Shapiro                    John J. Roohe

Frank A. Shrontz                     H. Onno Ruding (Netherlands)

Franklin A. Thomas                   Mary Alice Taylor

Edgar S. Woolard, Jr.



Citibank
--------

Directors                            Executive Officers
---------                            ------------------

D. Wayne Calloway                    (same as Citicorp above)

Paul J. Collins

John M. Deutch

Reuben Mark

Richard D. Parsons

John S. Reed

William R. Rhodes

Rozanne L. Ridgeway

Robert B. Shapiro

Frank A. Shrontz

Franklin A. Thomas



CVC
---

Directors                   Executive Officers
---------                   ------------------

William T. Comfort          William T. Comfort

Ann M. Goodbody             Richard M. Cashin

Thomas E. Jones             Byron L. Knief

Frederick A. Roesch         Charles E. Corpening

                            Michael A. Delaney

                            Noelle M. Doumar

                            David Y. Howe

                            Richard E. Mayberry

                            Thomas F. McWilliams

                            M. Saleem Muqaddam

                            Paul C. Schorr

                            Joseph M. Silvestri

                            David F. Thomas

                            James A. Urry

                            John D. Weber

                            Lauren M. Connelly

                            Helene B. Shavin

                            Thomas H. Sanders

                      Agreement dated September 23, 1997
                        Re Joint Filing of Schedule 13D
                        -------------------------------

The undersigned hereby agree that:

     (i) each of them is individually eligible to use the Schedule 13D attached hereto;

     (ii)   the attached Schedule 13D is filed on behalf of each of them; and

     (iii) each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information therein concerning him or itself; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless he or it knows or has reason to believe that such information is inaccurate.


                                    Citicorp

Ronald D. Kirstien                  By:____________________________
/s/ Ronald D. Kirstien              Name:__________________________
_________________________           Title:___________________________


Harvey Rothstein                    Citibank, N.A.
/s/ Harvey Rothstein
_________________________           By:____________________________
                                    Name:__________________________
                                    Title:___________________________


Jonathan A. Rothstein               Citicorp Venture Capital, Ltd.
/s/ Jonathan A. Rothstein
__________________________          By:____________________________
                                    Name:__________________________
                                    Title:___________________________